UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

CEA INDUSTRIES Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86887P101

(CUSIP Number)

Brian Tunick

1551 1st St. South

Jacksonville Beach, FL 32250

(646)-740-3656

brianjtunick@gmail.com

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 86887P101

1.	Names of Reporting Person. Brian Tunick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 21,085
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 21,085
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 3.1%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (“Schedule 13D”) relates are the shares of common stock, $0.0001 par value (the “Common Stock”) of CEA Industries Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 385 S. Pierce Ave, Suite C, Louisville, CO.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Brian Tunick (the “Reporting Person”).

(b)	The Reporting Person’s address is 1551 1st Street South, Jacksonville, Florida 32250

(c)	The Reporting Person is self-employed and conducts business at 1551 1st Street South, Jacksonville, Florida 32250. The Reporting Person is not affiliated with any corporation or other organization.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither of the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other consideration.

The securities were acquired by the Reporting Person using personal funds. The amount of funds used to purchase the shares was $333,674.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person purchased the shares of Common Stock based on the Reporting Person’s belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Person is concerned that the cash reserves of $12.5 million will not be returned to shareholders in a timely nature and that a potential delisting of the company's shares will further impede its options to deliver on its fiduciary responsibilities to shareholders. As of its most recent proxy filing, the Issuer's executive management team and board of directors owned just 3% of outstanding shares. On August 14, 2023, the Issuer announced it had hired Roth Capital to help review strategic alternatives, but has provided no update or progress on its strategic plans to deliver shareholder value. The cash of the Issuer listed on the Issuer’s balance sheet continues to shrink. The Reporting Person believes it would be in the best interest of Shareholders if Issuer were to dividend out all or a majority of its cash on hand. Except as set forth herein or such as would occur upon or in connection with completion of, or following any of the actions discussed herein, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

As of the date of this amended Schedule D, except as set forth in this amended Schedule D, the Reporting Person does not have any plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a)	As of July 29,2024, the Reporting Person beneficially owned 21,085 shares of the Issuer’s Common Stock, representing approximately 3.1% of the shares of the Issuer’s Common Stock issued and outstanding as of that date. The percentage is based on 673,031 reverse split adjusted shares issued and outstanding of the Issuer as of December 31,2023. The Reporting Persons do not own any of the publicly traded warrants.

(b)	The Reporting Person has the sole power to vote and to dispose of all 21,085 shares of Common Stock. This Schedule 13D is being filed to report that, due to sales of the shares of Common stock, the Reporting Person’s ownership of the Common Stock has fallen below the five percent require reporting level as of the date of this filing. This amended Schedule 13D is an exit filing for this Reporting Person. The sales were made in one brokerage account of the Reporting Person from time to time, in public market transactions on Nasdaq.

(c)	N/A

(d)	N/A

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on July 29,2024.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Tunick
Brian Tunick

Dated: July 30, 2024

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